SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X             Form 40-F
                                   ---                      ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                          Yes                     No X
                              ---                   ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                          Yes                     No X
                              ---                   ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                     No X
                              ---                   ---

                                Index to Exhibits

99.1   English translation of release number 293/2003 dated November 12, 2003.

99.2   English translation of release number 294/2003 dated November 13, 2003.

99.3   English translation of release number 295/2003 dated November 14, 2003.

99.4   English translation of release number 297/2003 dated November 17, 2003.

99.5   English translation of release number 298/2003 dated November 17, 2003.

99.6   English translation of release number 299/2003 dated November 17, 2003.

99.7   English translation of release number 300/2003 dated November 18, 2003.

99.8   English translation of release number 301/2003 dated November 18, 2003.

99.9   English translation of release number 303/2003 dated November 19, 2003.

99.10  English translation of release number 304/2003 dated November 19, 2003.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Petroleos Mexicanos



                                               By: /s/ OCTAVIO ORNELAS ESQUINCA
                                                   ----------------------------
                                                   Octavio Ornelas Esquinca
                                                   Managing Director of Finance
                                                   and Treasury


Date:  November 25, 2003



                           FORWARD-LOOKING STATEMENTS

         This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.